UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Completes Acquisition of Fertiláqua

Item 1

ICL Completes the Acquisition of Fertiláqua

Further to  the Company's immediate report dated October 26, 2020 (reference number 2020-02-116049), regarding the acquisition of Agro Fertilaqua Participações S.A. ("Fertiláqua"), one of Brazil's leading specialty plant nutrition companies, the Company hereby reports that following completion of all conditions precedent for closing the transaction, it completed the said acquisition, for an amount of about $122 million, which includes the assumption of approximately $40 million of Fertiláqua's net debt.

ICL expects to leverage Fertiláqua's strong market presence and distribution capabilities to increase the sales of its organic fertilizers, controlled-released fertilizers and other specialty plant nutrition products to the Brazilian market, one of the world's fastest growing agriculture markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
Name: Kobi Altman
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Lilach Geva Harel
Name: Lilach Geva Harel
Title: EVP, Global General Counsel

Date: January 7, 2021